UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 0-20800
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NORTHERN EMPIRE BANCSHARES
401(k) PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201
REQUIRED INFORMATION

Item 4.	Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees
Northern Empire Bancshares 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole
/s/ Moss Adams LLP
Santa Rosa, California
June 29, 2007

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Investments	$6,616,409	$5,390,730

Participant loans	145,563	178,908

Receivable from participants	14,412	14,877
Receivable from employer	2,709	2,553
Receivable from loan repayments	1,953	1,946

	6,781,046	5,589,014

LIABILITIES

Corrective distribution obligation	0	297

NET ASSETS AVAILABLE FOR BENEFITS	$6,781,046	$5,588,717

See accompanying notes

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2006

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of participant directed investments	$349,083
Dividends and other income	360,538
Interest on participant loans	11,243

720,864

Contributions:
Employee deferrals	656,515
Employer contributions	132,085
Rollovers and other	172,377

960,977

Total additions	1,681,841

Deductions from net assets attributed to:
Withdrawals	484,809
Administrative expenses	4,703

489,512

Change in net assets	1,192,329

Net assets available for benefits — December 31, 2005	5,588,717

Net assets available for benefits — December 31, 2006	$6,781,046

See accompanying notes

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Plan’s financial statements are prepared under the accrual method of accounting. The Annual Return/Report of Employee Benefit Plan (Form 5500) is prepared under the cash basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
The Plan’s investments are stated at fair value. Fair values of the investments are determined by the custodian based upon quoted market values of the underlying assets. Participants’ loans are valued at their outstanding balances, which approximate fair value. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The adoption of the FSP did not have a material effect on the Statement of Net Assets Available for Benefits, since the Plan’s guaranteed investment contracts are stated at contract value, which approximates fair value.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.
Benefits to participants are recorded when paid.
NOTE 2 — DESCRIPTION OF PLAN
The following description of the Plan provides only general information. Participants should refer to the Adoption Agreement for a more complete description of Plan provisions.
General - The Plan is a 401(k) salary deferral plan covering all employees of Northern Empire Bancshares and Sonoma National Bank, who have satisfied the eligibility requirements. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Northern Empire Bancshares is the Plan sponsor and serves as the plan administrator. The plan administrator pays administrative expenses, such as custodian fees, legal, and accounting fees that may not be paid by forfeitures. Certain transaction fees are paid by the Plan. As of February 28, 2007, Northern Empire Bancshares merged with and into Sterling Financial Corporation (“Sterling”) and, as successor in interest to Northern Empire Bancshares, Sterling became the Plan sponsor and serves as the Plan Administrator.
Eligibility - Employees are eligible to make salary deferrals after completing 90 days of service. Eligibility for the employer matching contribution and the employer discretionary contribution, requires employees to complete one year of service in which at least 1,000 hours are worked during the plan year.
Contributions - Participants may elect to defer up to the limitations imposed by federal tax law. Participants direct the investment of contributions into various investment options offered by the Plan. The Company shall make a matching contribution equal to a participant’s elective deferral contribution, not to exceed $1,200 for each plan year. A discretionary contribution may be made each plan year in an amount determined by the Company. This contribution is allocated to participants in the plan on December 31 in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no discretionary contributions made during 2006 or 2005.

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Vesting - Participants are fully vested in deferrals withheld from their compensation under the salary reduction agreement. Vesting in employer matching and discretionary contributions begins after the completion of one year of service, as defined, in increments of 33% per year until fully vested in year four.
Loans – Loans of up to 50% of amounts vested and under $50,000 are available to participants at a rate of interest that is 1.0% above the prime lending rate. The maximum loan term is 58 months, unless the loan qualifies as a home loan, in which case the term of the loan is not to exceed 358 months.
Payment of benefits - Upon retirement, termination of employment, death, or disability, a participant’s vested account balance will be distributed in a lump sum or in a variety of optional installment methods, as further described in the Plan agreement.
Forfeitures - A forfeiture is the non-vested portion of a participant’s account that is lost upon termination of employment. Any forfeitures which are not use to pay for transactions fees are to be reallocated to participants in the same manner of allocation as discretionary contributions. The Plan had forfeited amounts of $5,714 and $10,523 during December 31, 2006 and 2005.
Termination of Plan - Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue contributions at any time. If the Plan is terminated, all amounts allocated to participants’ account become fully vested.
Investments - A participant may direct the investment of their account through investment options offered through Union Bank of California Select Benefit. Investments representing 5% or more of net assets available for benefits consist of the following:

	2006	2005
Highmark Div. Money Market	$1,664,073	$1,471,701
Northern Empire Bancshares Common Stock	691,358	595,890
Vanguard 500 Index	696,801	419,245
Baron Small Cap	408,080	358,934
Fidelity Advisor Midcap	0	328,938
Federated Cap Appreciation	0	313,332
During the year, the plan investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Corporate Stock	$152,344
Mutual funds (registered investment companies)	196,739

Net appreciation in fair value of investments	$349,083

NOTE 3 — TAX STATUS
The Plan is designed to operate as a standardized plan based on a favorable opinion letter dated April 2002 issued to the prototype sponsor that provided tax-exempt status under appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS
Plan investments include a stable value fund that is managed by Union Bank of California, the custodian of the Plan and, therefore, transactions between the Plan and Union Bank of California qualify as party-in-interest transactions.
NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500.

	2006	2005
Net assets available for benefits per the financial statements	$6,781,046	$5,588,717

Receivables	(19,074)	(19,376)

Corrective distribution obligation	0	297

Net assets available for benefits per Form 5500	6,761,972	5,569,638

Net increase in changes in net assets per the financial statements	1,192,329	1,031,535
Less receivables	(19,074)	(19,376)
Add prior year receivables	19,376	14,551
Less prior year corrective distribution payable	(297)	0
Add the corrective distributions payable	0	297

Net income per the Form 5500	$1,192,334	$1,027,007

SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 94-2830529
PLAN NUMBER 001
PLAN YEAR 01/01/2006 TO 12/31/2006

	(B)	(C)
	Identity of issuer,	Description of investment including
	borrower, lessor	maturity date, rate of interest,	(D)		(E)
(A)	or similar party	collateral, par or maturity date	Cost		Current Value

*	Highmark Capital Management	Diversified Money Market	*	*	$1,664,073
*	Union Bank of California, N.A.	Stable Value	*	*	172,818
	Wells Fargo	Adv Government Security	*	*	192,932
	Oakmark Funds	Equity and Income II	*	*	180,172
	Barclays	Lifepath Retirement	*	*	573
	Barclays	Lifepath 2010	*	*	51,489
	Barclays	Lifepath 2020	*	*	186,357
	Barclays	Lifepath 2030	*	*	16,900
	Barclays	Lifepath 2040	*	*	14,945
	American Century	Equity Income Adv	*	*	246,127
	Oakmark Funds	Oakmark II	*	*	125,225
	HW	Large Caq Value	*	*	33,772
	Davis	New York Venture	*	*	3,998
	Federated	Cap Appreciation A	*	*	305,281
	Vanguard	500 Index Inv	*	*	696,801
	Calvert	Soc Inv: Equity	*	*	135,435
	Waddell & Reed	Advisor Vanguard	*	*	184,887
	Fidelity Investments	Advisor Mid Capl	*	*	312,564
	Turner	Mid Cap Growth	*	*	172,290
	Wells Fargo	Adv Small Cap Value A	*	*	242,383
	Baron	Small Cap	*	*	408,080
	American Century	International Growth Adv	*	*	143,875
	Fidelity Investments	Advisor Div International	*	*	165,145
	MFS	International New Discovery	*	*	83,660
	Ivy	Science & Technology	*	*	185,269
*	Northern Empire Bancshares	Stock	*	*	691,358
	Participant Loan	5.00% to 9.25%	0		145,563

					$6,761,972

*	Denotes a party-in-interest

**	Information is not required as investments are participant directed

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
SIGNATURES
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Northern Empire Bancshares 401(k) Profit Sharing Plan
By: Sterling Financial Corporation, as its Plan Administrator

Date: June 29, 2007	/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm